UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14f
______________________

Yellowcake Mining Inc.

(Exact name of registrant as specified in its charter)

Nevada	000-52293	83-0463005
(State or other jurisdiction of incorporation)	Commission file number	(IRS Employer Identification No.)

#1801 Building B, Hai Song Da Sha
Che Gong Miao, Fu Tian Qu
Shenzen, China 518041

Registrant’s telephone number, including area code 86 755 82718088

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

________________________________________________________________________

****************

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

*****************

Introduction

This Information Statement is being furnished to holders of record of the common stock, par value US$0.001 per share (“Common Stock”), of Yellowcake Mining Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about December 3, 2010, by the Company to the holders of record of shares of its Common Stock as of the close of business on December 1, 2010. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board.

 Change of Control

On December 1, 2010, the Company entered into a subscription agreement with Tian Xiuhong, pursuant to which the Company issued and sold an aggregate of 60,000,000 shares of the Company’s common stock to Ms. Tian for aggregate proceeds of $60,000 (the “Private Placement”).

At the closing of the Private Placement, Lin Xiangfeng was appointed as Chief Executive Officer, Chief Financial Officer and Secretary of the Company and as a member of the Board of Directors.  In addition, Tian. Xiuhong was appointed to the Company’s board of directors, which appointment shall  take effect on the 10th day following the filing of this Form 14(f).

Lisa Lopomo, the Company’s sole director tendered his resignation as President, Chief Executive Officer, Treasurer, Chief Financial Officer and Secretary of the Company effective immediately and as a Director, which shall take effect on the 10th day following the filing of this Form 14(f).

 On or about the 10th day after the filing of this Form 14(f), Ms. Lopomo’s resignation as a director of the Company shall be effective and the following will be the new executive officers and directors of the Company:

Name	Age	Position
Lin Xiangfeng	34	Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors

Tian Xiuhong	42	Director

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

A shareholder vote was not required and was not taken with respect to the election of the new directors.

To the best of the Company’s knowledge, the incoming directors, were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to closing of the Merger, except as disclosed herein. To the best of the Company’s knowledge, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws

Voting Securities

Our authorized capital stock consists of 705,000,000 shares of common stock at a par value of $0.001 per share.  As of December 1, 2010, there were 115,335,576 shares of the Company’s common stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of January 13, 2010 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Directors and Officers:
Lin Xiangfeng	0	0
Tian Xiuhong	60,000,000	52.02%
All officers and directors as a group	60,000,000	52.02%
Juniper Ridge LLC 2420 Watt Ct. Riverton, WY 82501	9,000,000	7.80%

(1)	Except as otherwise indicated, the address of each beneficial owner is the Company’s address.
(2)
Applicable percentage ownership is based on 115,335,576 shares of common stock outstanding as of December 1, 2010, together with securities exercisable or convertible into shares of common stock within 60 days of December 1, 2010 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of December 1, 2010 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Changes to the Board of Directors

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The Directors serve one year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of our operations in the past and the short time elapsed since the closing on Merger Agreement, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officers

Lisa Lopomo, President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director

Lisa Lopomo served as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Company until the closing of the Private Placement. She has been an independent business consultant for the past nine years. Her experience includes working with management of public and privately-held companies to maximize productivityas well as general corporate matters. Ms. Lopomo has experience in various industries including automotive, solar, pet care and resources. Most recently, Ms. Lopomo was the founder of publicly traded Purden Lake Resource Corp. ("Purden") Ms. Lopomo was elected as President, Chief Executive Officer, Chief Financial Officer, and a director of Purden on November 30, 2006. On December 30, 2009, Ms. Lopomo resigned as an officer of Purden and on January 14, 2010, she resigned as a director of Purden. Purden is listed on the OTC Bulletin Board under the symbol "CNBI".

Incoming Directors and Current Officers

Lin Xiangfeng, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors

Mr. Lin received his bachelor degree from Fuzhou University majoring in Business Adminitration, and got his EMBA from Xiamen University. Mr. Lin founded Shenzhen Nan Kai Shi Ye Company
Limited in April 2003. The company changed its name in 2008 and is cuurently known as Shenzhen Dong Sen Mobile Communication Technology Company Limited. Mr. Lin is cuurently serving as the Chairman of the company.

Tian Xiuhong, Director

Ms. Tian graduated from Zhong Hua Accounting  College majoring in Accounting. Ms. Tian served as Accounting Manager in Beijing Jing Tie Investment Management Company Limited from July 2005 to December 2008. Ms. Tian currently is a self-employed business consultant.

Executive Compensation

We have not had compensation arrangements in place for our executive officers and have not finalized any plan to compensate our executive officers in the future for their services. We intend to enter into employment agreements with our executive officers in the near future We expect that the compensation arrangements may be comprised of a combination of cash and/or equity awards.

Transactions with Related Persons, Promoters and Certain Control Persons

On December 1, 2010, the Company entered into a subscription agreement with Tian Xiuhong, pursuant to which the Company issued and sold an aggregate of 60,000,000 shares of the Company’s common stock to Ms. Tian for aggregate proceeds of $60,000 (the “Private Placement”).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended July 31, 2010, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Director Independence

None of our directors is independent as defined under the Nasdaq Marketplace Rules.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

 No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Magnolia Solar Corporation. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

Yellowcake Mining Inc.

DATED: December 2, 2010	By:	/s/ Lin Xiangfeng
Lin Xiangfeng
Chief Financial Officer, Secretary and Chairman of the Board of Directors